UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

United Homes Group, Inc.
(Name of Issuer)
Class A Common Shares, par value $0.0001 per share
(Title of Class of Securities)
91060H108
(CUSIP Number)
Conversant Capital LLC
25 Deforest Ave.,
Summit, New Jersey 07901
Attention: Paul H. Dumaine
 (908) 466-5050
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
with a copy to:
John M. Bibona
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
(212) 859-8539
August 7, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a Reporting Entity’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91060H108

1	NAMES OF REPORTING PERSONS
The Conversant Opportunity Master Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,193,826(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,193,826(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,193,826(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Consists of (i) 535,173 shares of Class A Common Stock and (ii) 658,653 shares of Class A Common Stock issuable upon conversion of the convertible note held by The Conversant Opportunity Master Fund LP.

(2)
The percentage reflected is based on the sum of (i) 11,400,203 outstanding shares of Class A Common Stock on June 12, 2024, as provided under the Form S-3 filed by the Issuer with the Securities and Exchange Commission on June 21, 2024, plus (ii) 658,653 shares of Class A Common Stock issuable in the aggregate upon conversion of the convertible note held by The Conversant Opportunity Master Fund LP taking into account the Beneficial Ownership Limitation.

CUSIP No. 91060H108

1	NAMES OF REPORTING PERSONS
Conversant GP Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,193,826(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,193,826(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,193,826(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Consists of (i) 535,173 shares of Class A Common Stock and (ii) 658,653 shares of Class A Common Stock issuable upon conversion of the convertible note held by The Conversant Opportunity Master Fund LP.

(2)
The percentage reflected is based on the sum of (i) 11,400,203 outstanding shares of Class A Common Stock on June 12, 2024, as provided under the Form S-3 filed by the Issuer with the Securities and Exchange Commission on June 21, 2024, plus (ii) 658,653 shares of Class A Common Stock issuable in the aggregate upon conversion of the convertible note held by The Conversant Opportunity Master Fund LP taking into account the Beneficial Ownership Limitation.

CUSIP No. 91060H108

1	NAMES OF REPORTING PERSONS
Conversant Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,193,826(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,193,826(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,193,826(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, IA

(1)
Consists of (i) 535,173 shares of Class A Common Stock and (ii) 658,653 shares of Class A Common Stock issuable upon conversion of the convertible note held by The Conversant Opportunity Master Fund LP.

(2)
The percentage reflected is based on the sum of (i) 11,400,203 outstanding shares of Class A Common Stock on June 12, 2024, as provided under the Form S-3 filed by the Issuer with the Securities and Exchange Commission on June 21, 2024, plus (ii) 658,653 shares of Class A Common Stock issuable in the aggregate upon conversion of the convertible note held by The Conversant Opportunity Master Fund LP taking into account the Beneficial Ownership Limitation.

CUSIP No. 91060H108

1	NAMES OF REPORTING PERSONS
Michael J. Simanovsky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,193,826(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,193,826(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,193,826(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Consists of (i) 535,173 shares of Class A Common Stock and (ii) 658,653 shares of Class A Common Stock issuable upon conversion of the convertible note held by The Conversant Opportunity Master Fund LP.

(2)
The percentage reflected is based on the sum of (i) 11,400,203 outstanding shares of Class A Common Stock on June 12, 2024, as provided under the Form S-3 filed by the Issuer with the Securities and Exchange Commission on June 21, 2024, plus (ii) 658,653 shares of Class A Common Stock issuable in the aggregate upon conversion of the convertible note held by The Conversant Opportunity Master Fund LP taking into account the Beneficial Ownership Limitation.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the original statement on Schedule 13D filed by the Reporting Entities on February 2, 2024 (the “Original Schedule 13D”). The Original Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1, provided that with respect to any Item amended herein, if such Item is incorporated by reference into any other Item in the Original Schedule 13D such incorporation by reference is also amended hereby. Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 is hereby amended by the addition of the following:

The Reporting Persons have previously disclosed their beneficial ownership of shares of Class A Common Stock arising from the Note issued in favor of Opportunity Master Fund. The Reporting Persons expect to participate in discussions with the Issuer and other persons, including the Issuer’s advisers, which may relate to one or more of the topics described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, including without limitation the acquisition of additional shares of Class A Common Stock or other Issuer equity securities in connection with the potential retirement of the Note, together with terms governing any such additional securities, such as terms regarding holding, registering or disposing of them. There can be no guarantee that any such discussions will result in any plans, proposals or definitive agreement or transaction relating to any of the topics described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by the addition of the following:

The disclosure set forth in Item 4 above of this Amendment is incorporated herein to the extent applicable.

SIGNATURES
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: August 7, 2024

THE CONVERSANT OPPORTUNITY MASTER FUND LP

By:	Conversant GP Holdings LLC /s/ Paul Dumaine
	Name:	Paul Dumaine
	Title:	Authorized Signatory

CONVERSANT GP HOLDINGS LLC

By:	/s/ Paul Dumaine
	Name:	Paul Dumaine
	Title:	General Counsel and Chief Compliance Officer

CONVERSANT CAPITAL LLC

By:	/s/ Paul Dumaine
	Name:	Paul Dumaine
	Title:	General Counsel and Chief Compliance Officer

MICHAEL J. SIMANOVSKY
By:	/s/ Paul Dumaine
	Name:	Paul Dumaine
	Title:	Attorney-in-fact for Michael J. Simanovsky